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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*

                                ShopNow.com, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)
                          Common Stock, par value $.001
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                         (Title of Class of Securities)
                                    82508R105
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                                 (CUSIP Number)
                               September 28, 1999
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No.  82508R105
------------------------------------------------------------------------------------------------------------
     1.
           Names of Reporting Persons                             Environmental Private Equity Fund II, L.P.
           I.R.S. Identification Nos. of above persons (entities only)         36 3830765

------------------------------------------------------------------------------------------------------------
     2.    Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) [ ]
           (b) [x]

------------------------------------------------------------------------------------------------------------
     3.    SEC Use Only
------------------------------------------------------------------------------------------------------------
     4.    Citizenship or Place of Organization                          Delaware
------------------------------------------------------------------------------------------------------------

                         5.    Sole Voting Power                         1,462,315.25
Number of                -----------------------------------------------------------------------------------
Shares
Beneficially             6.    Shared Voting Power                       0
Owned by                 -----------------------------------------------------------------------------------
Each Reporting           7.    Sole Dispositive Power                    1,462,315.25
Person With              -----------------------------------------------------------------------------------
                         8.    Shared Dispositive Power                  0
------------------------------------------------------------------------------------------------------------
     9.    Aggregate Amount Beneficially Owned by Each Reporting Person  1,462,315.25
------------------------------------------------------------------------------------------------------------
     10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares     [  ]
------------------------------------------------------------------------------------------------------------
     11.   Percent of Class Represented by Amount in Row (9)             4.2%
------------------------------------------------------------------------------------------------------------
     12.   Type of Reporting Person (See Instructions)                   PN
------------------------------------------------------------------------------------------------------------

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CUSIP No.  82508R105
------------------------------------------------------------------------------------------------------------
      1.   Names of Reporting Persons                                       The Productivity Fund III, L.P.
           I.R.S. Identification Nos. of above persons (entities only)      51 0369223
------------------------------------------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) [ ]
           (b) [X]
------------------------------------------------------------------------------------------------------------
      3.   SEC Use Only
------------------------------------------------------------------------------------------------------------
      4.   Citizenship or Place of Organization                             Delaware
------------------------------------------------------------------------------------------------------------

                         5.    Sole Voting Power                         1,462,315.25
Number of                -----------------------------------------------------------------------------------
Shares
Beneficially             6.    Shared Voting Power                       0
Owned by                 -----------------------------------------------------------------------------------
Each Reporting           7.    Sole Dispositive Power                    1,462,315.25
Person With              -----------------------------------------------------------------------------------
                         8.    Shared Dispositive Power                  0
------------------------------------------------------------------------------------------------------------
     9.    Aggregate Amount Beneficially Owned by Each Reporting Person  1,462,315.25
------------------------------------------------------------------------------------------------------------
     10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares     [ ]
------------------------------------------------------------------------------------------------------------
     11.   Percent of Class Represented by Amount in Row (9)             4.2%
------------------------------------------------------------------------------------------------------------
     12.   Type of Reporting Person (See Instructions)                   PN
------------------------------------------------------------------------------------------------------------

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Item 1.
    (a)  Name of Issuer
         ShopNow.com, Inc.
    (b)  Address of Issuer's Principal Executive Offices

         411 First Avenue South
         Suite 200 North
         Seattle, Washington 98104

Item 2.
    (a)  Name of Person Filing
         Environmental Private Equity Fund II, L.P. ("EPEF II") and The Productivity Fund III, L.P. ("PF III")

    (b)  Address of Principal Business Office or, if none, Residence
         EPEF II and PF III maintain their principal place of business at 233 South Wacker Drive, Suite 9500, Chicago, Illinois 60606.

    (c)  Citizenship
         EPEF II and PF III are Delaware limited partnerships.

    (d)  Title of Class of Securities
         Common Stock, par value $.001

    (e)  CUSIP Number
         82508R105

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Item 3.   Not applicable

Item 4.   Ownership
          (a)  Amount beneficially owned

               EPEF II is the record owner of 1,462,315.25 shares (which number includes 6,250 common stock options at an exercise price of $5 per share).

               PF III is the record owner of 1,462,315.25 shares (which number includes 6,250 common stock options at an exercise price of $5 per share).

          (b)  Percent of Class

               EPEF II is the beneficial owner of 4.2%, based upon 35,122,915 shares outstanding. PF III is the beneficial owner of 4.2%, based upon 35,122,915 shares outstanding. The shares used to calculate these percentages were reported outstanding on Issuer's 11/9/99 Form 10Q EDGAR filing.

          (c)  Number of shares as to which the person has

               (i)         Sole power to vote or direct the vote

                           EPEF II         1,462,315.25 shares
                           PFIII           1,462,315.25 shares

               (ii)        Shared power to vote or direct the vote

                           Not Applicable

               (iii)       Sole power to dispose or to direct the disposition of

                           EPEF II         1,462,315.25 shares
                           PFIII           1,462,315.25 shares

               (iv) Shared power to dispose or to direct the disposition of

                           Not Applicable

Item 5.   Not applicable.

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Item 6.   Not applicable

Item 7.   Not applicable

Item 8.   See Exhibit I.

Item 9.   Not applicable

Item 10.  Not applicable

                               SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                     Date:  February 4, 2000

                     ENVIRONMENTAL PRIVATE EQUITY FUND II, L.P.
                     a Delaware Limited Partnership

                     By:  Environmental Private Equity Management Company II, L.P., its
                          general partner

                     By:  First Analysis Environmental Management Company II,  its managing general partner

                     By:  /s/ Bret R. Maxwell
                         ___________________________________
                          Bret R. Maxwell, a General Partner


                     THE PRODUCTIVITY FUND III, L.P.
                     a Delaware Limited Partnership

                     By:  First Analysis Management Company III,
                          LLC, Its general partner

                     By:  /s/ Bret R. Maxwell
                          ----------------------------------
                          Bret R. Maxwell, managing member

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                            EXHIBIT I TO SCHEDULE 13G
                        IDENTIFICATION OF GENERAL PARTNER

         The general partner of Environmental Private Equity Fund II, L.P. ("EPEF II") is Environmental Private Equity Management Company II, L.P., whose ultimate general partners are First Analysis Corporation ("FAC"), a Delaware corporation and Bret R. Maxwell ("Maxwell").

         The general partner of The Productivity Fund III, L.P. ("PF III") is First Analysis Management Company III, LLC, whose members are Mark T. Koulogeorge ("Koulogeorge"), FAC and Maxwell.

         F. Oliver Nicklin ("Nicklin"), President and Director of FAC, and Maxwell, Vice Chairman of FAC, take executive actions on behalf of FAC with respect to FAC's functioning as an ultimate general partner of EPEF II. Koulogeorge is a managing director of FAC. Each of Nicklin, Maxwell and Koulogeorge maintains his principal office at 233 South Wacker Drive, Suite 9500, Chicago, Illinois 60606 ("Suite 9500"). Each of the above is principally employed as an executive of FAC. FAC's principal business is participation in venture capital partnerships and the provision of research investment services. Its principal business address is Suite 9500.

         To the best of EPEF II's and PF III's knowledge, each of the natural persons listed above is a citizen of the United States.

                           EXHIBIT II TO SCHEDULE 13G
                         17 C.F.R. 240.13D-1(K)(1)(III)

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of ShopNow.com, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: February 4, 2000

                      ENVIRONMENTAL PRIVATE EQUITY FUND II, L.P.
                      a Delaware Limited Partnership

                      By: Environmental Private Equity Management Company II, L.P., its general partner

                      By:  First Analysis Environmental Management Company II,
                                 its managing general partner

                      By:      /s/ Bret R. Maxwell
                         _______________________________________________
                               Bret R. Maxwell, a general partner


                            THE PRODUCTIVITY FUND III, L.P.
                            a Delaware Limited Partnership

                      By:  First Analysis Management Company III, LLC, its
                                 general partner

                      By:      /s/ Bret R. Maxwell
                      _______________________________________________
                               Bret R. Maxwell, managing member